

August 13, 2012

<u>Via U.S. Mail</u>
Robert B. Ladd, CEO
MGT Capital Investments, Inc.
500 Mamaroneck Avenue, Suite 204
Harrison, NY 10528

> **Re: MGT Capital Investments, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 31, 2012**
> **File No. 333-182298**

Dear Mr. Ladd:

We have reviewed your amended registration statement and have the following comments. References to prior comments are those in our letter dated July 19, 2012.

<u>General</u>

1.   We note that you are registering 2,181,667 shares of your common stock that underlie a convertible note and warrants issued to Hudson Bay Master Fund. Given the size of this offering relative to the number of your shares presently outstanding, we are concerned that this transaction could be a primary offering of your shares to the public, with this selling shareholder acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed secondary offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(4) of Regulation C under the Securities Act of 1933, as amended. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

2.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note and warrants issued to Hudson Bay Master Fund that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note and warrants).

3.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to Hudson Bay Master Fund, any affiliate of this entity, or any person with whom the entity has a contractual relationship regarding the transaction

(including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible note and warrants and the total possible payments to Hudson Bay Master Fund and any of its affiliates in the first year following the sale of convertible note and warrants.

4.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit Hudson Bay Master Fund could realize as a result of the conversion discount for the securities underlying the convertible note and warrants, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible note and warrants" means the securities underlying the note and warrants that may be received by the selling shareholder]:

    o   the market price per share of the securities underlying the convertible note and warrants on the date of the sale of the convertible note and warrants;

    o   the conversion price per share of the underlying securities on the date of the sale of the convertible note and warrants, calculated as follows:

        ➢   if the conversion price per share is set at a fixed price, use the price per share established in the convertible note and warrants; and

        ➢   if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and warrants and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible note and warrants (assuming no interest payments and complete conversion throughout the term of the note);

- the combined market price of the total number of shares underlying the convertible note and warrants, calculated by using the market price per share on the date of the sale of the convertible note and warrants and the total possible shares underlying the convertible note and warrants;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note and warrants calculated by using the conversion price on the date of the sale of the convertible note and warrants and the total possible number of shares the selling shareholder may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible note and warrants, calculated by subtracting the total conversion price on the date of the sale of the convertible note and warrants from the combined market price of the total number of shares underlying the convertible note and warrants on that date.

5.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  o   if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  o   if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

6.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to Comment Four and Comment Five.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments [as disclosed in response to Comment Three] and the total possible discount to the market price of the shares underlying the convertible note and warrants [as disclosed in response to Comment Four] divided by the net proceeds to the issuer from the sale of the convertible notes and warrants, as well as the amount of that resulting percentage averaged over the term of the convertible notes and warrants.

7.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;

- the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

- the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholders that continue to be held by the selling shareholder or affiliates of the selling shareholder;

- the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

- the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholder – the selling shareholder has an existing short position in the company's common stock and, if the selling shareholder has an existing short position in the company's stock, the following additional information:

- the date on which the selling shareholder entered into that short position; and

- the relationship of the date on which the selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

9. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements, including sales of other securities, that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible note and warrants; and
- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10.   Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Selling Security Holders, page 10

11.   We note from your response to prior comment 2 that J&S Gaming, Inc. is an affiliate of a broker-dealer. Please confirm that at the time of the acquisition of the securities being registered for resale, J&S Gaming, Inc. acquired the shares in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make this representation on behalf of J&S Gaming, Inc., please identify it in the prospectus as an underwriter.

Exhibit 5.1

12.   The Indenture appears to be governed by New York law. As such, counsel must opine on the binding nature of the Indenture under New York Law. Please revise paragraph (4) as appropriate. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via facsimile
        Arthur Marcus, Esq.
        Gersten Savage LLP